                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of November, 2003


                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)


              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F [X] Form 40-F [ ]


           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________


           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________



         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.


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November 14, 2003

Korea Electric Power Corporation ("KEPCO") announced the results for the first
9 months of 2003 as set forth below. The results are non-consolidated, unaudited but reviewed in accordance with generally accepted accounting principles in Korea or Korean GAAP by KEPCO's accountant, Ajin & Co. The full English financial statements and the notes to them will be provided as they become available. The following should be read and anlayzed in conjunction with the full English financial statements and the notes thereto.

(Unit: in billions of Korean Won)                        3Q2003             3Q2002            CHANGE(%)
                                                         ------             ------            ---------
Operating revenues:                                      16,826             15,713                 7.1%
                                                         ------             ------                -----
                   Sale of electric power                16,479             15,388                 7.1%
                 Other operating revenues                   107                 84                27.1%
            Revenues for other businesses                   240                241                -0.4%
                                                         ------             ------                -----
Operating expenses:                                      15,097             13,805                 9.4%
                                                         ------             ------                -----
               Power purchased for resale                11,685             10,602                10.2%
                                    Labor                   532                523                 1.6%
                       Retirement benefit                    55                 74               -25.8%
                              Maintenance                   554                497                11.4%
                             Depreciation                 1,156              1,069                 8.2%
                                     Fuel                     9                  7                26.4%
                                    Other                   867                794                 9.2%
            Expenses for other businesses                   239                238                 0.5%
                                                         ------             ------                -----
Operating income                                          1,729              1,908                -9.4%
                                                         ------             ------                -----
Other income:                                             2,394              2,425                -1.3%
                                                         ------             ------                -----
                                  FX gain                 212.1                367               -42.3%
        Investment income from affiliates                 1,858              1,756                 5.8%
                                    Other                   324                302                 7.2%
                                                         ------             ------                -----
Other expenses:                                             869                642                35.5%
                                                         ------             ------                -----
                        Interest expenses                   475                456                 4.3%
                                  FX loss                    36                 29                25.0%
                                    Other                   358                157               128.1%
                                                         ------             ------                -----
Ordinary income                                           3,253              3,692               -11.9%
                                                         ------             ------                -----
Provision for income taxes                                  964              1,091               -11.6%
                                                         ------             ------                -----
Net income                                                2,289              2,601               -12.0%
                                                         ------             ------                -----


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KOREA ELECTRIC POWER CORPORATION

                                            By:  /s/ Lee, Do-Shik
                                            ----------------------------------
                                            Name: Lee, Do-Shik
                                            Title: Head of Treasury Department

Date: November 14, 2003